SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                     ___________________________________
                                SCHEDULE 13D
                               (RULE 13d-101)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 3){1}

                        AMERIQUEST TECHNOLOGIES, INC.
_______________________________________________________________________________
                              (Name of issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Title of class of securities)

                                03070P10-3
_______________________________________________________________________________
                               (CUSIP number)

                            KLAUS H. JANDER, ESQ.
                               ROGERS & WELLS
                               200 PARK AVENUE
                          NEW YORK, NEW YORK 10166
                                (212) 878-8001
_______________________________________________________________________________
                (Name, address and telephone number of person
              authorized to receive notices and communications)

                              APRIL 9, 1997
_______________________________________________________________________________
           (Date of event which requires filing of this statement)

	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.


        NOTE.  Six copies of this statement, including all exhibits, should be
filed with the  Commission.    SEE  Rule  13d-1 (a) for other parties to whom
copies are to be sent.

                       (Continued on following pages)

                            (Page 1 of 27 Pages)

__________________________
     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES.)



PAGE

                                             SCHEDULE 13D


CUSIP NO. 03070P 10-3                                      PAGE 2 OF 27 PAGES



               1       NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Computer 2000 AG

               2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) <checked-box>
                                                                                                                (b) <square>
               3       SEC USE ONLY

               4       SOURCE OF FUNDS*
                           WC

               5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(c) OR 2(e)      <square>

               6       CITIZENSHIP OR PLACE OF ORGANIZATION
                           Federal Republic of Germany

                                7     SOLE VOTING POWER

         NUMBER OF              8     SHARED VOTING POWER
          SHARES                         36,349,878
       BENEFICIALLY
         OWNED BY               9     SOLE DISPOSITIVE POWER
           EACH
         REPORTING             10     SHARED DISPOSITIVE POWER
        PERSON WITH                      36,349,878

               11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                 <square>
                           36,349,878

               12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       <square>

               13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           APPROXIMATELY 54%

               14      TYPE OF REPORTING PERSON*
                           HC/CO


                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

PAGE

                                             SCHEDULE 13D

CUSIP NO. 03070P 10-3                                      PAGE 3 OF 27 PAGES


               1       NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Computer 2000, Inc.

               2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) <checked-box>
                                                                                                                (b) <square>
               3       SEC USE ONLY

               4       SOURCE OF FUNDS*
                           WC

               5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(c) OR 2(e)      <square>

               6       CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware

                                7     SOLE VOTING POWER

         NUMBER OF              8     SHARED VOTING POWER
          SHARES                         36,349,878
       BENEFICIALLY
         OWNED BY               9     SOLE DISPOSITIVE POWER
           EACH
         REPORTING             10     SHARED DISPOSITIVE POWER
        PERSON WITH                      36,349,878

               11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                 <square>
                           36,349,878

               12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       <square>

               13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           APPROXIMATELY 54%

               14      TYPE OF REPORTING PERSON*
                           HC/CO


                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

PAGE

          This  Amendment No. 3 ("Amendment No. 3")  to  the  Statement  on
Schedule 13D dated  November  14,  1994  (the  "Schedule  13D") is filed by
Computer 2000 AG and Computer 2000, Inc. in connection with their beneficial ownership of Common Stock of AmeriQuest Technologies, Inc., a
Delaware corporation.   Schedule  13D as previously amended by
Amendment No. 1, dated August 7, 1995, and by Amendment No. 2, dated March 29, 1996, to the Schedule 13D, is hereby amended as set forth below.

ITEM 1.	  SECURITY AND ISSUER

	  Item 1 of Schedule 13D is hereby amended in its entirety to read as set forth below:

          This statement relates to the Common Stock, $0.01 par value (the "Common Stock") of AmeriQuest Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of Issuer are located at 6100 Hollywood Boulevard, 7th Floor, Hollywood, Florida 33024.

ITEM 2.   IDENTITY AND BACKGROUND

          Item 2 of Schedule 13D is hereby amended in its entirety to read as set forth below:

          Pursuant to Rules 13d-1(f)(1) and (2) promulgated under the Act, this Statement on Schedule 13D is filed on behalf of Computer 2000 AG, a stock company organized under the laws of Germany ("C2000"), and Computer 2000 Inc., a corporation organized under the laws of Delaware ("Sub").

          C2000 is a distributor of hardware, software and communications products for professional personal computers throughout Europe, and also provides additional services relating thereto, including consultancy and technical service and support. The address of C2000's principal business and principal office is Wolfratshauser Strasse 84, 81379 Munich, Germany.

          C2000 is a publicly-held company in Germany, and Kloeckner & Co. AG ("Kloeckner") is the majority shareholder of C2000.

          Sub is a wholly-owned subsidiary of C2000 whose initial business is to acquire securities in Issuer and to engage in purchasing and sales activities for C2000 and its affiliated companies. The address of Sub's principal office is 6100 Hollywood Blvd., Seventh Floor, Hollywood, FLorida 33024.

          Kloeckner is a diversified trading and services company which is represented worldwide in a broad range of activities, including trading operations in steel, chemical products and textiles. It is also engaged
in  various  service  industries.   Kloeckner  is  organized  as  a  stock
corporation under the laws of Germany.

          Bayernwerk AG ("Bayernwerk")  owns  100%  of the capital stock of
Kloeckner.   The  principal  place  of  business and executive  offices  of
Kloeckner are located at Neudorfer Strasse 3-5, 47057 Duisburg, Germany.

          Bayernwerk is a utility company supplying electricity to various regions in Germany. It is organized as a stock corporation under German law. VIAG owns 97.1% of the capital stock of Bayernwerk and the remaining 2.9% is owned by various Bavarian municipal agencies. The principal business and the executive offices of Bayernwerk are located at Nymphenburgerstrasse 39, 80335 Munich, Germany.

PAGE

          VIAG is a publicly-held company whose shares are listed on the stock exchanges in Germany and Switzerland. VIAG is a diversified industrial holding company whose primary business areas are energy, chemicals, packaging, trading and transport, and telecommunications in Germany and around the world. The principal business and the executive offices of VIAG are located at Nymphenburgerstrasse 37, 80335 Munich, Germany.

          The attached Schedule I is a list of the (i) members of the management boards and the members of the supervisory boards of C2000, Kloeckner, Bayernwerk and VIAG (under the German legal system, members of the management board have positions that are analogous to executive officers, and members of the supervisory board have positions analogous to directors) and (ii) members of the Board of Directors and executive officers of Sub.

          During the last five years, neither C2000, Sub nor, to the best of each of C2000's and Sub's knowledge, any person named in Schedule I has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.   PURPOSE OF TRANSACTION

          The first paragraph of Item 4 of Schedule 13D is amended in its entirety to read as follows:

          C2000 and Sub made the initial investments described herein for the purpose of acquiring and maintaining a majority equity interest in and operating control of Issuer. Sub is the owner of record of all shares, and warrants and rights to acquire shares, of Issuer beneficially owned by C2000 and Sub. C2000 initially planned to use its indirect control of Issuer to enter the North American market for the distribution of computer products and to obtain certain operating synergies between itself and Issuer. As of the date hereof, C2000 views its majority equity interest in, and operating control of, Issuer as an opportunity to participate in the North American market for the distribution of computer products.

          Item  4  is  further  amended  by  the  addition of the following
provisions,   captioned  "Restructuring  of  the  Issuer"   and   "Proposed
Additional Capital Contribution by C2000."


RESTRUCTURING OF THE ISSUER

          At the Issuer's Board of Directors meeting held on April 9, 1997, (the "April 9, 1997 Board Meeting"), operating management presented a plan that would involve a wide-ranging restructuring of the Issuer, encompassing head-count reductions and facility closures over the next several months with the goal of focussing on and strengthening the activities of the

PAGE

Issuer's Advanced Systems Group (the "AS Group"). The AS Group is a full service value-added distributor of high-end work stations and servers, offering systems engineering, systems integration, advanced technology, and comprehensive leasing and maintenance programs.

          The Board of Directors agreed that all of Issuer's business activities must be reviewed in order to redefine its core business.
Management will continue to investigate the possible disposition of business segments and other assets. By resolution, the Board approved the proposed restructuring plan at the April 9, 1997 Board Meeting. All of the Directors designated by C2000 voted in favor of the resolution.


PROPOSED ADDITIONAL CAPITAL CONTRIBUTION BY C2000

          In November 1996 C2000 delivered a capital obligation letter to the Board of Directors of Issuer confirming C2000's obligation to provide Issuer with additional financing in the amount of at least $30 million early in calendar year 1997. At the April 9, 1997 Board Meeting, C2000's designees on the Board proposed that C2000 fulfill this obligation in full by causing Sub to make a $30 million investment in Issuer by purchasing shares of a new series of convertible preferred stock of Issuer (the "Proposed Convertible Preferred Stock").

          At the April 9, 1997 Board Meeting the Board approved in principle the issuance and sale of the Proposed Convertible Preferred
Stock, subject to the consideration and acceptance of the Issuer's Board of Directors and the execution of a mutually acceptable preferred stock purchase agreement.

          The Proposed Convertible Preferred Stock would be convertible at Sub's option into shares of Common Stock at a specified conversion price, subject to customary anti-dilution provisions. As the holder of the Proposed Convertible Preferred Stock, Sub would be entitled to certain voting rights and to an annual dividend, payable in cash or Common Stock. The Proposed Convertible Preferred Stock would rank senior to all other forms of capital stock, including the Common Stock, and upon liquidation the holders of such stock would be entitled to a specified liquidation preference, plus accrued and unpaid dividends. It is expected that there would be other terms and conditions applicable to the Proposed Convertible Preferred Stock.

PAGE

          The  completion  of  the  transaction  will  be  subject  to  the unanimous acceptance of the Issuer's Board of Directors and the execution of a mutually acceptable preferred stock purchase agreement. As of the date of this Amendment No. 3, it is anticipated that the transaction will be completed, subject to the fulfillment of all such conditions, by April 30, 1997.


AUTHORIZATION OF ADDITIONAL SHARES OF COMMON STOCK.

          The paragraph of Item 4 of Schedule 13D captioned "Authorization of Additional Shares of Common Stock" is amended to read in its entirety as follows:

          Prior to the annual meeting of stockholders held on March 29, 1996 (the "1996 Annual Meeting"), the authorized number of shares of Issuer's Common Stock was insufficient to accommodate (a) conversion to Common Stock of Issuer's then-outstanding shares of Preferred Stock (which were issued in the Robec Acquisition, pursuant to the 1995 Purchase Agreement and upon the exercise described below of the Warrants and Acquisition Maintenance Warrant), (b) exercise for Common Stock of the warrants and rights provided for in the 1995 Purchase Agreement, and (c) exercise of other currently outstanding options and warrants of Issuer. At the 1996 Annual Meeting, the stockholders approved an amendment to the Issuer's Certificate of Incorporation, increasing its authorized shares of Common Stock from 30 million shares to 200 million shares. Pursuant to that certain Voting Agreement dated November 10, 1995 entered into by Sub (the "Voting Agreement"), Sub agreed, among other things, to vote its shares of the capital stock of Issuer in favor of increasing the authorized number of shares of Issuer's Common Stock. Consequently, Sub voted for such amendment of Issuer's Certificate of Incorporation at the 1996 Annual Meeting. The amendment authorizing the additional requisite shares of Common Stock became effective upon filing of such amendment with the Delaware secretary of state. Accordingly, at such time (a) the Preferred
Stock issued pursuant to the 1995 Purchase Agreement automatically converted into Common Stock, (b) the remaining Warrants became exercisable for up to 12,051,340 shares of Common Stock, (c) the remaining Acquisition Maintenance Warrant became exercisable for up to 2,884,988 shares of Common Stock and (d) the Unit Maintenance Warrants became exercisable for up to 5,148,574 shares of Common Stock.

ITEM 5.	  SECURITY AND ISSUER

	  Paragraph (a) of Item 5 of Schedule 13D is hereby amended in its entirety to read as set forth below:

	  (a) As of the date of this Amendment No. 3, each of C2000 and Sub beneficially owns a total of 36,349,878 shares of Common Stock, representing a beneficial ownership of approximately 54% of the Common Stock.


                            SCHEDULE I

          Schedule I of Schedule 13D is amended in its entirety to read as follows:

                        COMPUTER 2000, INC.

COMPUTER 2000, INC. BOARD OF DIRECTORS

Name:          Martin Loeffler
Address:       Computer 2000 AG
               Wolfratshauser Str. 84
               81379 Munich, Germany
Occupation/
  Employment:  Director - Corporate Controlling, Computer 2000 AG
Citizenship:   German

Name:          Richard Obermaier
Address:       Computer 2000 AG
               Wolfratshauser Str. 84
               81379 Munich, Germany
Occupation/
  Employment:  Manager, Controlling Department, Computer 2000 AG
Citizenship:   German

Name:          Juergen Wendt
Address:       Computer 2000 AG
               Wolfratshauser Str. 84
               81379 Munich
               Germany
Occupation/
  Employment:  Director - Corporate Treasury, Computer 2000 AG
Citizenship:   German


COMPUTER 2000, INC. EXECUTIVE OFFICERS

Name:          Martin Loeffler, President
Address:       Computer 2000 AG
               Wolfratshauser Str. 84
               81379 Munich
               Germany
Occupation/
  Employment:  Director - Corporate Controlling, Computer 2000 AG
Citizenship:   German


Name:          Juergen Wendt, Vice President & Treasurer
Address:       Computer 2000 AG
               Wolfratshauser Str. 84
               81379 Munich
               Germany
Occupation/
  Employment:  Director - Corporate Treasury, Computer 2000 AG
Citizenship:   German

Name:          Richard Obermaier, Secretary
Address:       Computer 2000 AG
               Wolfratshauser Str. 84
               81379 Munich, Germany
Occupation/
  Employment:  Manager, Controlling Department, Computer 2000 AG
Citizenship:   German

                         COMPUTER 2000 AG

COMPUTER 2000 AG MANAGEMENT BOARD

Name:          Walter von Szczytnicki, Chairman
Address:       Computer 2000 AG
               Walfratshauser Str. 84
               81379 Munich, Germany
Occupation/
  Employment:  Chairman of the Management Board of Computer 2000 AG;
               Member of the Management Board of Kloeckner & Co. AG
Citizenship:   German

Name:          Dieter Bock
Address:       Computer 2000 AG
               Walfratshauser Str. 84
               81379 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Computer 2000 AG
Citizenship:   German

Name:          Pertti Ervi
Address:       Computer 2000 AG
               Walfratshauser Str. 84
               81379 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Computer 2000 AG
Citizenship:   Finnish

Name:          Manfred Guenzel
Address:       Computer 2000 AG
               Walfratshauser Str. 84
               81379 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Computer 2000 AG
Citizenship:   German

Name:          Dr. Harry Krischik
Address:       Computer 2000 AG
               Walfratshauser Str. 84
               81379 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Computer 2000 AG
Citizenship:   German


PAGE

COMPUTER 2000 AG SUPERVISORY BOARD


Name:          Dr. Helmut Burmester, Chairman
Address:       Kloeckner & Co. AG
               Kloeckner Haus
               Neudorfer Str. 3-5
               47057 Duisburg, Germany
Occupation/
  Employment:  Chairman of the Management Board of Kloeckner & Co. AG
Citizenship:   German

Name:          Dr. Arno Puhlmann
Address:       c/o Bayerische Vereinsbank
               Kardinal-Faulhaber-Str. 14
               80333 Munich, Germany
Occupation/
  Employment:  Member of the Board of Bayerische Vereinsbank AG (retired)
Citizenship:   German

Name:          Klaus-Dieter Laessker
Address:       Colonia Versicherungs AG
               Colonia-Allee 10-20
               51067 Cologne, Germany
Occupation/
  Employment:  Colonia Konzern AG Member of the Supervisory Board
Citizenship:   German

Name:          Maximilian Ardelt, Vice-Chairman
Address:       VIAG AG
               Nymphenburger Str. 39
               80335 Munich, Germany
Occupation/
  Employment:  Deputy Chairman of the Supervisory  Board  of  Computer 2000
               AG; Chairman of the Supervisory Board of Kloeckner & Co. AG;
               Member of the Management Board of VIAG AG
Citizenship:   German

Name:          Michael Huetten
Address:       Kloeckner & Co. AG
               Kloeckner Haus
               Neudorfer Str. 3-5
               47057 Duisburg, Germany
Occupation/
  Employment:  Member of the Board of Kloeckner & Co. AG
Citizenship:   German

Name:          Susanne Frey, Employees' Representative
Address:       Computer 2000 GmbH
               Baierbrunner Str. 31
               81379 Munich, Germany
Occupation/
  Employment:  Manager Sales/Marketing Components Department, Computer 2000
               AG
Citizenship:   German

PAGE

Name:          Paul Holdschik, Employees' Representative
Address:       Computer 2000 GmbH
               Baierbrunner Str. 31
               81379 Munich, Germany
Occupation/
  Employment:  Manager Tele-Sales Department, Computer 2000 AG
Citizenship:   German

Name:          Norbert Sourek, Employees' Representative
Address:       Computer 2000 GmbH
               Baierbrunner Str. 31
               81379 Munich, Germany
Occupation/
  Employment:  Manager Legal Department, Computer 2000 GmbH
Citizenship:   German

                        KLOECKNER & CO. AG

KLOECKNER & CO. AG MANAGEMENT BOARD

Name:          Dr. Helmut Burmester, Chairman
Address:       Kloeckner & Co. AG
               Kloeckner Haus
               Neudorfer Str. 3-5
               47057 Duisburg, Germany
Occupation/
  Employment:  Chairman of the Management Board of Kloeckner & Co. AG
Citizenship:   German

Name:          Raimund Muesers
Address:       Kloeckner & Co. AG
               Kloeckner Haus
               Neudorfer Str. 3-5
               47057 Duisburg, Germany
Occupation/
  Employment:  Member of the Management Board of Kloeckner & Co. AG
Citizenship:   German

Name:          Carl H. Graf von Pueckler
Address:       Kloeckner & Co. AG
               Kloeckner Haus
               Neudorfer Str. 3-5
               47057 Duisburg, Germany
Occupation/
  Employment:  Member of the Management Board of Kloeckner & Co. AG
Citizenship:   German

Name:          Walter von Szczytnicki
Address:       Computer 2000 AG
               Walfratshauser Str. 84
               81379 Munich, Germany
Occupation/
  Employment:  Chairman of the Management Board of Computer 2000 AG;
               Member of the Management Board of Kloeckner & Co. AG
Citizenship:   German


PAGE

KLOECKNER & CO. AG SUPERVISORY BOARD


Name:          Maximilian Ardelt, Chairman
Address:       VIAG AG
               Nymphenburger Str. 37
               80335 Munich, Germany
Occupation/
  Employment:  Deputy  Chairman  of the Supervisory Board of Computer  2000
               AG; Chairman of the Supervisory Board of Kloeckner & Co. AG;
               Member of the Management Board of VIAG AG
Citizenship:   German

Name:          Dr. Kurt Hochheuser
Address:       Commerzbank AG
               Benrather Str. 19
               40213 Duesseldorf, Germany

Occupation/
  Employment:  Member of the Management Board of Commerzbank AG
Citizenship:   German

Name:          Dr. Manfred Klis
Address:       Bayernwerk AG
               Nymphenburger Str. 39
               80335 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Bayernwerk AG
Citizenship:   German

Name:          Dr. Otto Majewski
Address:       Bayernwerk AG
               Nymphenburger Str. 39
               80335 Munich, Germany
Occupation/
  Employment:  Chairman of the Management Board of Bayernwerk AG
Citizenship:   German

Name:          Dr. Georg Obermeier
Address:       VIAG AG
               Nymphenburger Str. 37
               80335 Munich, Germany
Occupation/
  Employment:  Chairman of the Management Board of VIAG AG
Citizenship:   German

Name:          Guenter Domke
Address:       HBV
               Friedrich-Ebert-Str. 59-61
               40210 Duesseldorf, Germany
Occupation/
  Employment:  Union Secretary, HBBV
Citizenship:   German

Name:          Bernhard Doblinger
Address:       Kloeckner Stahlhandel GmbH
               Auweg 40
               93055 Regensburg, Germany
Occupation/
  Employment:  Chairman of the Staff  Council;  Vice-Chairman of the Staff-
               Council of the Group of Kloeckner & Co. AG
Citizenship:   German

Name:          Dr. Wolf Roth
Address:       Kloeckner & Co. AG
               Kloeckner Haus
               Neudorfer Str. 3-5
               47057 Duisburg, Germany
Occupation/
  Employment:  Lawyer, Kloeckner & Co. AG
Citizenship:   German

PAGE

Name:          Horst Schmidt, Vice Chairman
Address:       Kloeckner & Co. AG
               Kloeckner Haus
               Neudorfer Str. 3-5
               47057 Duisburg, Germany
Occupation/
  Employment:  Vice Chairman of the Supervisory Board  of  Kloeckner  & Co.
               AG; Representative of the Trade Council
Citizenship:   German

Name:          Jutta Kuthning
Address:       Kloeckner & Co. AG
               Kloeckner Haus
               Neudorfer Str. 3-5
               47057 Duisburg, Germany
Occupation/
  Employment:  Employee of Kloeckner & Co. AG
Citizenship:   German

Name:          Peter Berkessel
Address:       HBV
               Kanzlerstr. 8
               40728 Duesseldorf, Germany
Occupation/
  Employment:  Main Management, Board of Trade Union
Citizenship:   German



PAGE

                           BAYERNWERK AG

BAYERNWERK AG MANAGEMENT BOARD

Name:          Dr. Otto Majewski, Chairman
Address:       Bayernwerk AG
               Nymphenburger Str. 39
               80335 Munich, Germany
Occupation/
  Employment:  Chairman of the Management Board of Bayernwerke AG
Citizenship:   German

Name:          Eberhard Wild
Address:       Bayernwerk AG
               Nymphenburger Str. 39
               80335 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Bayernwerk AG
Citizenship:   German


Name:          Willi Gerner
Address:       Bayernwerk AG
               Nymphenburger Str. 39
               80335 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Bayernwerk AG
Citizenship:   German


Name:          Dr. Manfred Klis
Address:       Bayernwerk AG
               Nymphenburger Str. 39
               80335 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Bayernwerke AG
Citizenship:   German


Name:          Klaus Forster
Address:       Bayernwerk AG
               Nymphenburger Str. 39
               80335 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Bayernwerke AG
Citizenship:   German

Name:          Rainer Frank Elsaesser
Address:       Bayernwerk AG
               Nymphenburger Str. 39
               80335 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Bayernwerke AG
Citizenship:   German

PAGE

BAYERNWERK AG SUPERVISORY BOARD

Name:          Dr. Georg Obermeier, Chairman
Address:       VIAG AG
               Nymphenburger Str. 37
               80335 Munich, Germany
Occupation/
  Employment:  Chairman of the Management Board of VIAG AG
Citizenship:   German

Name:          Edmond Alphandery
Address:       32, rue de Monceau
               F-75008 Paris, France
Occupation/
  Employment:  President du Conseil d'Administration d'EDF, Paris
Citizenship:   French

Name:          Ministerialdirektor Gerhard Flaig
Address:       Bayer. Staatsministerium der Finanzen
               Odeonsplatz 4
               80333 Munich, Germany
Occupation/
  Employment:  Head  of  the  government department of the Bavarian Finance
               Ministry; government official
Citizenship:   German


Name:          Prof. Dr. Joachim Milberg
Address:       Bayerische Motorenwerke AG
               Knorrstr. 147
               80937 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of BMW AG.
Citizenship:   German

Name:          Dr. Klaus Rauscher
Address:       Bayerische Landesbank Girozentrale
               Brienner Str. 20
               80333 Munich, Germany
Occupation/
  Employment:  Member  of the Management  Board  of  Bayerische  Landesbank
               Girozentrale
Citizenship:   German

Name:          Dipl.-Kfm. Jochen Schirner
Address:       VAW Aluminium AG
               Georg-von-Bogelager-Str. 25
               53117 Bonn, Germany
Occupation/
  Employment:  Chairman of the Management Board of VAW Aluminium AG
Citizenship:   German

PAGE

Name:          Dr. Paul Siebertz
Address:       Bayerische Vereinsbank AG
               Am Tucherpark 16
               80538 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of BV AG
Citizenship:   German

Name:          Heribert Spaeth
Address:       Max-Josef-Str. 4
               80333 Munich, Germany
Occupation/
  Employment:  Honorary  president  of  the  German Central
               Craftsman Association
Citizenship:   German

Name:          Prof. Rudolf Streicher
Address:       Steyr-Daimler-Puch AG
               Liebenauer Hauptstr. 317
               A-8041 Graz, Austria
Occupation/
  Employment:  Chairman of the Management Board
Citizenship:   Austrian

Name:          Dr. Georg Freiherr von Waldenfels
Address:       VIAG AG
               Nymphenburger Str. 37
               80335 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of VIAG AG
Citizenship:   German


Name:          Juergen Feuchtmann
Address:       OeTV Bezirksverwaltung Bayern
               Schwanthaler Str. 64
               80336 Munich, Germany
Occupation/
  Employment:  District Managing Director, OeTV Trade Union of Bavaria
Citizenship:   German

Name:          Karl-Heinz Gassner
Address:       Betriebsdir. KW Pleinting
               Postfach 0229
               94474 Vilshofen, Germany
Occupation/
  Employment:  Factory Director, Pleinting
Citizenship:   German

Name:          Johann Kaltenhauser
Address:       BR-Vorsitzender KK I 2 GmbH
               Postfach 1106
               84051 Essenbach, Germany

PAGE

Occupation/
  Employment:  Chairman of the Staff Council, Driver in a nuclear plant
Citizenship:   German

Name:          Ernst Lichtenegger
Address:       Bayernwerk Wasserkraft AG
               84513 Toeging, Germany
Occupation/
  Employment:  Chairman of the Staff Council; metal worker, WL Inn
Citizenship:   German

Name:          Branko Rakidzija
Address:       Vorstandssekretariat 5
               Geschaeftsfuehrer Bereich
               Ver- und Entsorgung
               Theodor-Heuss-Str. 2
               70174 Stuttgart, Germany
Occupation/
  Employment:  Managing  Director, Member of the Management  Board  of  the
               Group of the Trade Union OeTV
Citizenship:   German

Name:          Peter Ringlstetter
Address:       KK 1 GmbH
               84051 Ohn, Germany
Occupation/
  Employment:  Chairman of the Staff Council, metal worker
Citizenship:   German

Name:          Xavier Spangler
Address:       Energieversorgung
               Ostbayern 16
               Prueferingerstr. 20
               93049 Regensburg, Germany
Occupation/
  Employment:  Businessman
Citizenship:   German

Name:          Michael Wendl
Address:       OeTV-Bayern
               Schwanthalerstr. 64
               80336 Munich, Germany
Occupation/
  Employment:  District Managing Director, OeTV Trade Union of Bavaria
Citizenship:   German

Name:          Sabine Wetzel
Address:       Thueringer Energie AG
               Schwerbornerstr. 30
               99087 Erfurt, Germany
Occupation/
  Employment:  Chairwoman of the Group Staff Council
Citizenship:   German

Name:          Manfred Wolter
Address:       Grosskraftwerk Franken AG
               Felsenstr. 14
               90449 Germany
Occupation/
  Employment:  Chairman of the Staff Council, Controller of a Nuclear Block
Citizenship:   German



PAGE

                              VIAG AG

VIAG AG MANAGEMENT BOARD

Name:          Dr. Georg Obermeier, Chairman
Address:       VIAG AG
               Nymphenburger Str. 37
               80335 Munich, Germany
Occupation/
  Employment:  Chairman of the Management Board of VIAG AG
Citizenship:   German

Name:          Dr. Georg Freiherr von Waldenfels
Address:       VIAG AG
               Nymphenburger Str. 37
               80335 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of VIAG AG
Citizenship:   German

Name:          Rainer Grohe
Address:       VIAG AG
               Nymphenburger Str. 37
               80335 Munich, Germany
Occupation/
  Employment:  Member of the Managment Board of VIAG AG
Citizenship:   German


Name:          Maximilian Ardelt
Address:       VIAG AG
               Nymphenburger Str. 37
               80335 Munich, Germany
Occupation/
  Employment:  Deputy Chairman  of  the  Supervisory Board of Computer 2000
               AG; Chairman of the Supervisory Board of Kloeckner & Co. AG;
               Member of the Management Board of VIAG AG
Citizenship:   German

VIAG AG MANAGEMENT BOARD

Name:          Dr. Jochen Holzer, Chairman
Address:       Brienner Str. 9
               80333 Munich, Germany
Occupation/
  Employment:  Chairman of the  Supervisory  Boards
	       of VIAG AG and Bayernwerke AG
Citizenship:   German

Name:          Guenter Malott, Vice Chairman
Address:       IG Chemie-Papier Keramik
               Koenigsworther Platz 6
               30167 Hannover, Germany

Occupation/
  Employment:  Vice Chairman of the Supervisory Board of VIAG AG; Secretary
               of the Management Board, Member of the Management  Board  of
               IG Chemie-Papier-Keramik
Citizenship:   German


Name:          Ministerialdirektor Dr. Rudolf Hanisch
Address:       Amtschef der Bayerischen Staatskanzlei
               Franz-Josef-Strauss-Ring 1
               80539 Munich, Germany
Occupation/
  Employment:  Head of the government department of the Bavarian state chancellery; government official
Citizenship:   German

Name:          Hans-Olaf Henkel
Address:       Bundesverband der Deutschen Industrie e.V.
               Gustav-Heinemann-Ufer 84-88
               50968 Cologne, Germany
Occupation/
  Employment:  President of BDI e.V.
Citizenship:   German

Name:          Dr. Juergen Krumnow
Address:       Deutsche Bank AG
               Taunusanlage 12
               60325 Frankfurt/Main, Germany
Occupation/
  Employment:  Member of the Board of Directors
Citizenship:   German

Name:          Dr. Eberhard Martini
Address:       Bayerische Hypotheken- und Wechsel-Bank
               Arabellastr. 12
               81925 Munich, Germany
Occupation/
  Employment:  Speaker of the Management Board
Citizenship:   German

PAGE

Name:          Friedel Neuber
Address:       Westdeutsche Landesbank Girozentrale
               Herzogstr. 15
               40217 Duesseldorf, Germany
Occupation/
  Employment:  Chairman of the Management Board
Citizenship:   German

Name:          Dr. Alfred Pfeiffer
Address:       c/o SKW-Trostberg AG
               Dr.-Albert-Frank-Str. 32
               83308 Trostberg, Germany
Occupation/
  Employment:  Member of the Supervisory Board of VIAG AG
Citizenship:   German

Name:          Edward Reuter
Address:       Daimler-Benz AG
               Epple Str. 225
               70567 Stuttgart, Germany
Occupation/
  Employment:  Member of the Supervisory Board of VIAG AG
Citizenship:   German

Name:          Dr. Albrecht Schmidt
Address:       Bayerische Vereinsbank AG
               Kardinal-Faulhaber-Str. 14
               80333 Munich, Germany
Occupation/
  Employment:  Speaker of the Management Board
Citizenship:   German

Name:          Dr. Wilhelm Winterstein
Address:       Bankhaus Merck, Fink & Co.
               Pacellistr. 16
               80333 Munich, Germany
Occupation/
  Employment:  Chairman of the Board of Directors
Citizenship:   German

Name:          Peter Fassbender
Address:       VAW Aluminium AG Erftwerk
               Aluminium Str. 2
               41515 Grevenbroich, Germany
Occupation/
  Employment:  Chairman of the Staff Council
Citizenship:   German

Name:          Elisabeth Hehl
Address:       ZARGES Leichtbau GmbH
               Postfach
               82362 Weilheim, Germany
Occupation/
  Employment:  Chairwoman of the Group Staff Council
Citizenship:   German

Name:          Willi Hemer
Address:       IG Metall Vorstand
               Abt. Gewerkschaftliche Betriebspolitik
               Lyoner Str. 32
               60519 Frankfurt/Main, Germany
Occupation/
  Employment:  Secretary of the Management Board
Citizenship:   German

Name:          Dr. Peter Kniep
Address:       SKW Trostberg AG
               Dr.-Albert-Frank-Str. 32
               83308 Trostberg, Germany
Occupation/
  Employment:  Factory Director
Citizenship:   German

Name:          Horst Kraemer
Address:       Schmalbach-Lubeca AG
               Im Werk 44
               Hauptstr. 170
               56575 Weissenthurm, Germany
Occupation/
  Employment:  Chairman of the Staff Council at Plant 44
Citizenship:   German

Name:          Armin Schreiber
Address:       Bayernwerk AG
               WL KKW Grafenrheinfeld
               97506 Grafenrheinfeld, Germany
Occupation/
  Employment:  Chairman of the Staff
Citizenship:   German

Name:          Horst Seidel
Address:       SHS Organisationsberatung
               Kirchhof 5
               31848 Bad Muender, Germany
Occupation/
  Employment:  Owner
Citizenship:   German

Name:          Friedel Unterberg
Address:       Gerresheimer Glas AG
               Heyestr. 178
               40625 Duesseldorf, Germany
Occupation/
  Employment:  Chairman of the Group Staff Council
Citizenship:   German

PAGE

Name:          Josef Wolferstetter
Address:       SKW Trostberg AG
               Dr.-Albert-Frank-Str. 32
               83308 Trostberg, Germany
Occupation/
  Employment:  Member of the Central Staff Council
Citizenship:   German

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Dated:  April 14, 1997



                              COMPUTER 2000 AG


                              By:   /s/ Dr. Harry Krischik
                                   _____________________________
                                   Name:  Dr. Harry Krischik
                                   Title: Member of Management Board



                              By:   /s/ Manfred Guenzel
                                   _____________________________
                                   Name:  Manfred Guenzel
                                   Title: Member of Management Board



                              COMPUTER 2000, INC.



                              By:   /s/ Martin Loeffler
                                   _____________________________
                                   Name:  Martin Loeffler
                                   Title: President